Exhibit 99.1

DHT Holdings, Inc. Fourth Quarter 2020 Results

HAMILTON, BERMUDA, February 8, 2021 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	2020	2019
Shipping revenues	91.0	142.2	245.9	211.9	191.8	691.0	535.1
Adjusted net revenue[1]	77.7	117.5	202.7	152.5	141.7	550.5	347.6
Adjusted EBITDA[2]	51.1	92.9	178.0	128.4	116.3	450.4	254.5
Net income/(loss) after tax	7.6[3]	50.7[3]	135.8	72.2	75.9	266.3[3]	73.7
EPS – basic	0.04	0.32	0.92	0.49	0.52	1.71	0.51
EPS – diluted[4]	0.04	0.31	0.81	0.44	0.47	1.61	0.51
Dividend[5]	0.05	0.20	0.48	0.35	0.32	1.08	0.47
Interest bearing debt	450.0	492.4	719.2	780.8	851.0	450.0	851.0
Cash and cash equivalents	68.6	75.1	137.7	75.8	67.4	68.6	67.4
Net debt	381.3	417.3	581.5	705.0	783.6	381.3	783.6

DHT made $266.3 million in net income in 2020 - the highest yearly result in the Company’s history. Adjusted for a non-cash change in fair value related to interest rate derivatives of $8.1 million and a non-cash impairment charge of $12.6 million, net income would be $286.9 million, equivalent to $1.84 per basic share.

As of December 31, 2020, interest bearing debt to total assets (based on market values) was 29%, and net debt per ship was $14.1 million.

QUARTERLY HIGHLIGHTS:

●	In the fourth quarter of 2020, the Company’s VLCCs achieved an average rate of $33,800 per day.

●
Adjusted EBITDA for the fourth quarter of 2020 was $51.1 million. Net income of $7.6 million equates to $0.04 per basic share. Adjusted for a non-cash change in fair value related to interest rate derivatives of $2.4 million and a non-cash impairment charge of $7.6 million, net income would be $12.9 million, equivalent to $0.08 per basic share.

●
For the fourth quarter of 2020, the Company declared a cash dividend of $0.05 per share of outstanding common stock, payable on February 25, 2021 to shareholders of record as of February 18, 2021. This marks the 44th consecutive quarterly dividend. The shares will be traded ex-dividend from February 17, 2021.

●
DHT currently has 16 of its vessels on time charters, where four vessels have profit sharing structures on top of base rates, whilst the other 12 have fixed rates. The average of the fixed elements in these 16 time charters, i.e. of the four base rates and the 12 fixed rates, is $41,965 per day. Of the 16 vessels on time charters, seven are estimated to redeliver during first quarter 2021.

●	In the fourth quarter of 2020, the Company prepaid $25.8 million under the Nordea Credit Facility. The voluntary prepayment was made for all regular installments for 2022.

●	Mrs. Sophie Rossini, Senior Business Manager at MAN AHL, was appointed to the Board of DHT Holdings, Inc. and joined the board effective November 15, 2020.

Interest bearing debt  -  Notional amount
USD mill.
Opening balance January 1, 2020	866.0
Scheduled repayments	(65.2)
Prepayment	(292.4)
Issuance *)	71.3
Convertible bonds - converted to shares of common stock	(125.0)
Balance notional debt as of December 31, 2020 **)	454.7
*) Issuance consists of $57.8 mill. which was drawn (ABN Amro Credit Facility) to ensure sufficient cash at hand for the possible repayment of the Convertible bonds (the amount was repaid later in the quarter), in addition to $13.5 mill. related to the final drawdown on the scrubber financing (the Nordea Credit Facility) in Q2 2020.
**) Please also see Note 4 – Interest bearing debt.

OPERATIONAL HIGHLIGHTS:

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	2020	2019
Operating days[6]	2,484.0	2,484.0	2,457.0	2,457.0	2,484.0	9,882.0	9,855.0
Scheduled off hire days	180.0	20.6	5.8	49.1	55.0	255.5	352.6
Unscheduled off hire days	4.1	18.5	16.2	38.9	5.5	77.7	33.9
Revenue days[7]	2,299.9	2,444.9	2,435.0	2,369.0	2,423.5	9,548.8	9,468.5
Spot exposure[8]	39.3%	60.8%	70.1%	84.2%	81.5%	63.5%	83.1%
VLCC time charter rate per day	$41,700	$53,000	$62,700	$54,000	$54,600	$50,400	$38,400
VLCC spot rate per day	$19,200	$44,900	$92,100	$66,400	$59,200	$62,000	$36,400

●
Scheduled off hire for the quarter was 180 days as the Company took advantage of the weak freight market to bring forward drydockings and planned installations of scrubbers and ballast water treatment systems.

●
The Covid-19 virus outbreak is still impacting our business. The main operational challenge in 2020 related to our seafarers and our ability to change crews at regular intervals. Crews have stayed onboard longer than planned, awaiting opportunities to go ashore and for replacements to come onboard. Our crews are demonstrating cooperation and understanding to support continuation of our services. The challenge has abated compared to Q2 and Q3, but hurdles remain as several geographical areas curb these operations. We consumed 16.0 days of scheduled off hire during the quarter because of deviations and longer port stays to enable crew changes. We will continue to do everything we reasonably can to facilitate safe and regular crew changes.

The virus outbreak led to reduced global consumption of refined oil products resulting in a build-up of shore-based inventories of both feedstock and end products. Further, leading oil producers have reduced supply with the view to rebalance the oil markets. As such, demand is partly being satisfied by drawing down on inventories, resulting in reduced demand for transportation.

●
As of December 31, 2020, DHT had a fleet of 27 VLCCs. The total dwt of the fleet is 8,360,850. For more details on the fleet, please refer to the web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

SUBSEQUENT EVENT HIGHLIGHT:

●
On January 21, 2021, the Company announced that it has entered into agreement to acquire two VLCCs built 2016 at DSME (Daewoo) for a total of $136 million. The vessels are scheduled to deliver during the first half of 2021. The Company will finance the acquisition with available liquidity and projected mortgage debt hence it is expected to be accretive to DHT’s earnings per share. The vessels were built to high specifications by their current owner and are fuel efficient, scrubber fitted Eco-designs that will further improve the DHT fleet’s efficiencies, amongst other its Annual Efficiency Ratio (AER) and Energy Efficiency Operational Index (EEOI) metrics. The Company has drawn $15 million under one of its revolving credit facilities funding the deposit for the two VLCCs.

OUTLOOK:

●
Thus far in the first quarter of 2021, 77% of the available VLCC days have been booked at an average rate of $34,700 per day on a discharge to discharge basis (not including any potential profit splits on four time charters).

●
The Company will continue to take advantage of the weak freight market to bring forward drydockings and planned installations of scrubbers and ballast water treatment systems and expect scheduled offhire to be in the range between 200 and 230 days during the first quarter of 2021.

Footnotes:
1Shipping revenues net of voyage expenses.
2 Shipping revenues net of voyage expenses, vessel operating expenses and general and administrative expenses. As showed in the table for reconciliation of non-GAAP measures.
3Q4 2020 includes impairment charge of $7.6 million. Q3 2020 includes impairment charge of $ 4.9 million. 2020 includes impairment charge of $12.6 million.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
7Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
8 As % of total operating days in period.

FOURTH QUARTER 2020 FINANCIALS

The Company reported shipping revenues for the fourth quarter of 2020 of $91.0 million compared to shipping revenues of $191.8 million in the fourth quarter of 2019. The decrease from the 2019 period to the 2020 period includes $91.0 million attributable to lower tanker rates and $9.8 million attributable to change in total revenue days. The decrease in total revenue days was a result of scheduled off hire in connection with special surveys and scrubber installation.

Voyage expenses for the fourth quarter of 2020 were $13.3 million, compared to voyage expenses of $50.1 million in the fourth quarter of 2019. The decrease was mainly due to a $32.7 million decrease in bunker expenses and a $4.9 million decrease in port cost due to less vessels in the spot market.

Vessel operating expenses for the fourth quarter of 2020 were $22.1 million compared to $21.9 million in the fourth quarter of 2019. The increase was mainly related to higher costs for crew changes due to Covid-19 and up storing of spares and consumables in relation to IMO2020.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $32.0 million for the fourth quarter of 2020, compared to $30.7 million in the fourth quarter of 2019. The increase was mainly due to depreciation related to scrubbers of $0.9 million.

Due to a decline in values for second-hand tankers, we adjusted the carrying value of our fleet through a non-cash impairment charge of $7.6 million in the fourth quarter of 2020. No impairment charge was recorded in the fourth quarter of 2019.

General & administrative expense (“G&A”) for the fourth quarter of 2020 was $4.5 million, consisting of $3.5 million cash and $1.0 million non-cash charges, compared to $3.5 million in the fourth quarter of 2019, consisting of $2.7 million cash and $0.8 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the fourth quarter of 2020 were $3.6 million compared to $9.8 million in the fourth quarter of 2019. The decrease was due to a $6.7 million decrease in interest expenses due to reduced outstanding debt partially offset by a non-cash gain of $2.4 million related to interest rate derivatives in the fourth quarter of 2020 compared to a non-cash gain of $3.0 million in the fourth quarter of 2019.

The Company had net income in the fourth quarter of 2020 of $7.6 million, or income of $0.04 per basic share and $0.04 per diluted share, compared to net income in the fourth quarter of 2019 of $75.9 million, or income of $0.52 per basic share and $0.47 per diluted share. The change from the 2019 period to the 2020 period was mainly due to lower tanker rates.

Net cash provided by operating activities for the fourth quarter of 2020 was $81.4 million compared to net cash provided by operating activities of $49.9 million for the fourth quarter of 2019. The change is mainly due to $91.1 million related to changes in operating assets and liabilities and $8.7 million related to items included in net income not affecting cash flows partially offset by net income of $7.6 million in the fourth quarter of 2020 compared to net income of $75.9 million in the fourth quarter of 2019.

Net cash used in investing activities was $10.6 million in the fourth quarter of 2020 comprising $11.4 million related to investment in vessels, partially offset by $0.8 million related to a dividend received from associated company. Net cash used in investing activities was $20.0 million in the fourth quarter of 2019 comprising $20.5 million related to investment in vessels, partially offset by $0.5 million related to a dividend received from associated company.

Net cash used in financing activities for the fourth quarter of 2020 was $77.3 million comprising $34.2 million related to cash dividend paid, $25.8 million related to prepayment of long-term debt and $16.8 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the fourth quarter of 2019 was $77.8 million comprising $57.3 million related to prepayment of long-term debt,  $16.7 million related to scheduled repayment of long-term debt, $7.3 million related to cash dividend paid and $6.4 million related to repayment of convertible bonds partially offset by $10 million related to issuance of long-term debt.

As of December 31, 2020, the cash balance was $68.6 million, compared to $67.4 million as of December 31, 2019.

The Company monitors its covenant compliance on an ongoing basis. As of the date of the most recent compliance certificates submitted for the fourth quarter of 2020, the Company is in compliance with its financial covenants.

As of December 31, 2020, the Company had 170,798,328 shares of common stock outstanding compared to 146,819,401 shares as of December 31, 2019.

The Company declared a cash dividend of $0.05 per common share for the fourth quarter of 2020 payable on February 25, 2021 for shareholders of record as of February 18, 2021.

2020 FINANCIALS

The Company reported shipping revenues for 2020 of $691.0 million compared to $535.1 million in 2019. The increase from the 2019 period to the 2020 period includes $151.4 million attributable to higher tanker rates and $4.5 million attributable to increased total revenue days.

Voyage expenses for 2020 were $140.6 million compared to voyage expenses of $187.5 million in 2019. The decrease was mainly due to a $50.1 million decrease in bunker expenses and a $4.2 million decrease in port cost due to less vessels in the spot market partially offset by $6.1 million related to voyage expenses which are capitalized and amortized under IFRS 15.

Vessel operating expenses for 2020 were $82.2 million, compared to $78.3 million in 2019. The increase was mainly related to up storing of spares and consumables in relation to IMO2020, higher costs for crew changes due to Covid-19 in addition to deductibles on insurance.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $124.2 million for 2020, compared to $115.6 million in 2019. The increase was mainly due to depreciation related to scrubbers of $7.4 million.

Due to a decline in values for second-hand tankers, we adjusted the carrying value of our fleet through a non-cash impairment charge of $12.6 million in 2020. No impairment charge was recorded in 2019.

General & administrative expense (“G&A”) for 2020 was $17.9 million, consisting of $13.1 million cash and $4.8 million non-cash, compared to $14.8 million, consisting of $12.3 million cash and $2.5 million non-cash for 2019. Non-cash G&A includes accrual for social security tax.

Net financial expenses for 2020 were $46.4 million, compared to $65.1 million in 2019. The decrease was due to a $16.9 million decrease in interest expenses due to reduced outstanding debt and a reduction in Libor in addition to a non-cash loss of $8.1 million related to interest rate derivatives in 2020 compared to a non-cash loss of $9.9 million in 2019.

The Company had net income for 2020 of $266.3 million, or income of $1.71 per basic share and $1.61 per diluted share compared to net income of $73.7 million, or income of $0.51 per basic share and $0.51 per diluted share in 2019. The difference between the two periods mainly reflects higher tanker rates.

Net cash provided by operating activities for 2020 was $529.9 million compared to net cash provided by operating activities of $156.0 million for 2019. The increase was mainly due to net income of $266.3 million in 2020 compared to net income of $73.7 million in 2019, $161.9 million related to changes in operating assets and liabilities and $19.4 million related to items included in net income not affecting cash flows.

Net cash used in investing activities for 2020 was $26.7 million comprising $27.1 million related to investment in vessels and $0.4 million related to investment in property, plant and equipment, partially offset by $0.8 million related to a dividend received from associated company. Net cash used in investing activities for 2019 was $53.4 million comprising $53.8 million related to investment in vessels, partially offset by $0.5 million related to a dividend received from associated company.

Net cash used in financing activities for 2020 was $501.9 million comprising $292.4 million related to prepayment of long-term debt, $214.7 million related to cash dividends paid and $65.2 million related to scheduled repayment of long-term debt, partially offset by $70.9 million related to issuance of long-term debt. Net cash used in financing activities for 2019 was $130.2 million comprising $92.3 million related to prepayment of long-term debt, $64.2 million related to scheduled repayment of long-term debt, $28.7 million related to cash dividends paid, $6.4 million related to repayment of convertible bonds and $3.2 million related to repurchase of shares partially offset by $65.0 million related to issuance of long-term debt.

As of December 31, 2020, our cash balance was $68.6 million, compared to $67.4 million as of December 31, 2019.

As of December 31, 2020, the Company had 170,798,328 shares of our common stock outstanding compared to 146,819,401 as of December 31, 2019.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, the DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	2020	2019
Reconciliation of adjusted net revenue
Shipping revenues	90,992	142,196	245,942	211,908	191,835	691,039	535,068
Voyage expenses	(13,268)	(24,691)	(43,220)	(59,385)	(50,140)	(140,564)	(187,500)
Adjusted net revenue	77,724	117,506	202,721	152,524	141,695	550,475	347,568

Reconciliation of adjusted EBITDA
Net income/(loss) after tax	7,627	50,672	135,824	72,158	75,862	266,281	73,680
Income tax expense	196	127	152	426	20	900	131
Other financial (income)/expenses	81	181	147	925	350	1,334	1,790
Fair value (gain)/loss on derivative financial liabilities	(2,403)	(2,611)	444	12,644	(2,990)	8,074	9,863
Interest expense	6,296	8,863	11,022	12,226	13,016	38,408	55,332
Interest income	(12)	(3)	(98)	(99)	(357)	(212)	(1,077)
Share of profit from associated companies	(344)	(340)	(303)	(206)	(267)	(1,193)	(852)
Impairment charges	7,640	4,920	-	-	-	12,560	-
Depreciation and amortization	32,028	31,117	30,774	30,326	30,663	124,245	115,584
Adjusted EBITDA	51,108	92,926	177,962	128,401	116,298	450,397	254,452

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	19,200	44,900	92,100	66,400	59,200	62,000
IFRS 15 impact on spot time charter equivalent per day	1,300	(4,200)	(4,900)	(900)	4,700	(2,600)
Adjusted spot time charter equivalent per day	20,500	40,600	87,200	65,500	63,900	59,400
* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Tuesday February 9, 2021 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling +1 646 741 3167 within the United States, 21 56 30 15 within Norway and +44 (0) 207 192 8338 for international callers. The passcode is “7587887”.

The webcast, which will include a slide presentation, will be available on the following link:
https://edge.media-server.com/mmc/p/bs5u74qt and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available until February 16, 2021 1:00 p.m. EST/19:00 CET.
To access the replay, dial +1 917 677 7532 within the United States, 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “7587887” as the pass code.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet, a counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2020.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

Wilhelm Flinder, Manager - Investor Relations & Business Analysis
Phone: +1 441 295 1422 and +47 936 11 350
E-mail: wf@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$68,641	67,356
Accounts receivable and accrued revenues	8	30,060	107,848
Capitalized voyage expenses		1,039	4,151
Prepaid expenses		6,685	4,846
Bunkers, lube oils and consumables		11,854	34,085
Total current assets		$118,279	218,286

Non-current assets
Vessels and time charter contracts	5	$1,476,436	1,589,444
Advances for vessel upgrades	5	17,269	11,652
Other property, plant and equipment		4,772	3,065
Investment in associate company		5,233	4,772
Total non-current assets		$1,503,710	1,608,932

TOTAL ASSETS		$1,621,989	1,827,218

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$18,503	23,998
Derivative financial liabilities	4	9,073	4,320
Current portion long-term debt	4	3,396	100,385
Other current liabilities		721	605
Deferred shipping revenues	9	16,236	930
Total current liabilities		$47,929	130,239

Non-current liabilities
Long-term debt	4	$446,562	750,586
Derivative financial liabilities	4	14,601	11,279
Other non-current liabilities		3,957	2,664
Total non-current liabilities		$465,120	764,530

TOTAL LIABILITIES		$513,049	894,768

Equity
Common stock at par value	6	$1,708	1,468
Additional paid-in capital	6	1,291,505	1,169,537
Accumulated deficit		(188,709)	(240,165)
Translation differences		169	73
Other reserves		4,248	1,531
Total equity attributable to the Company		1,108,921	932,444
Non-controlling interest		19	5
Total equity		$1,108,940	932,449

TOTAL LIABILITIES AND EQUITY		$1,621,989	1,827,218

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q4 2020	Q4 2019	12 months 2020	12 months 2019
	Note	Oct. 1 - Dec. 31, 2020	Oct. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Shipping revenues		$90,992	191,835	691,039	535,068

Operating expenses
Voyage expenses		(13,268)	(50,140)	(140,564)	(187,500)
Vessel operating expenses		(22,144)	(21,874)	(82,188)	(78,327)
Depreciation and amortization	5	(32,028)	(30,663)	(124,245)	(115,584)
Impairment charges	5	(7,640)	-	(12,560)	-
General and administrative expense		(4,472)	(3,523)	(17,890)	(14,789)
Total operating expenses		$(79,553)	(106,200)	(377,447)	(396,201)

Operating income		$11,440	85,635	313,591	138,867

Share of profit from associated companies		344	267	1,193	852
Interest income		12	357	212	1,077
Interest expense		(6,296)	(13,016)	(38,408)	(55,332)
Fair value gain/(loss) on derivative financial liabilities		2,403	2,990	(8,074)	(9,863)
Other financial (expense)/income		(81)	(350)	(1,334)	(1,790)
Profit/(loss) before tax		$7,822	75,882	267,181	73,812

Income tax expense		(196)	(20)	(900)	(131)
Net income/(loss) after tax		$7,627	75,862	266,281	73,680
Attributable to owners of non-controlling interest		8	5	14	2
Attributable to the owners of parent		$7,619	75,856	266,266	73,679

Basic net income/(loss) per share		0.04	0.52	1.71	0.51
Diluted net income/(loss) per share		0.04	0.47	1.61	0.51
					-
Weighted average number of shares (basic)		170,798,328	146,669,533	155,712,886	143,437,164
Weighted average number of shares (diluted)		170,842,884	167,766,809	170,053,975	168,159,876

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

		Q4 2020	Q4 2019	12 months 2020	12 months 2019
	Note	Oct. 1 - Dec. 31, 2020	Oct. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
Net income/(loss) after tax		$7,627	75,862	266,281	73,680

Other comprehensive income/(loss):
Items that will not be reclassified subsequently to income statement:
Remeasurement of defined benefit obligation (loss)		(141)	224	(141)	224
Total		$(141)	224	(141)	224
Items that may be reclassified subsequently to income statement:
Exchange gain/(loss) on translation of foreign currency
denominated associate and subsidiary		122	87	95	42
Total		$122	87	95	42

Other comprehensive income/(loss)		$(19)	311	(45)	265

Total comprehensive income/(loss) for the period		$7,608	76,172	266,235	73,946

Attributable to the non-controlling interest		$8	5	14	2
Attributable to the owners of parent		$7,600	76,167	266,221	73,944

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2020	Q4 2019	12 months 2020	12 months 2019
	Note	Oct. 1 - Dec. 31, 2020	Oct. 1 - Dec. 31, 2019	Jan. 1 - Dec. 31, 2020	Jan. 1 - Dec. 31, 2019
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss) after tax		$7,627	75,862	266,281	73,680

Items included in net income not affecting cash flows		38,464	29,790	154,331	134,929
Depreciation and amortization	5	32,028	30,663	124,245	115,584
Impairment charges	5	7,640	-	12,560	-
Amortization of upfont fees		561	1,930	5,538	8,003
Fair value (gain) / loss on derivative financial liabilities	4	(2,403)	(2,990)	8,074	9,863
Compensation related to options and restricted stock		982	454	5,106	2,331
Share of profit in associated companies		(344)	(267)	(1,193)	(852)
Income adjusted for non-cash items		$46,091	105,651	420,611	208,610

Changes in operating assets and liabilities		35,261	(55,792)	109,258	(52,653)
Accounts receivable and accrued revenues	8	31,857	(52,872)	77,788	(47,651)
Capitalized voyage expenses		93	(1,658)	3,111	(2,518)
Prepaid expenses		(2,765)	(1,470)	(2,265)	(508)
Accounts payable and accrued expenses		6,771	5,767	(6,967)	(1,137)
Deferred shipping revenues	9	(2,066)	930	15,306	930
Bunkers, lube oils and consumables		1,313	(6,489)	22,231	(1,874)
Pension liability		59	(1)	53	105
Net cash provided by operating activities		$81,352	49,859	529,870	155,956

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(11,352)	(20,493)	(27,117)	(53,803)
Dividend received from associated company		835	513	835	513
Investment in property, plant and equipment		(44)	(31)	(435)	(79)
Net cash used in investing activities		$(10,560)	(20,011)	(26,717)	(53,369)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(34,160)	(7,340)	(214,669)	(28,685)
Repayment principal element of lease liability		(128)	(129)	(467)	(370)
Issuance of long-term debt	4	(400)	10,000	70,862	64,990
Purchase of treasury shares	7	-	-	-	(3,248)
Issuance of convertible bonds	6	-	-	-	(7)
Scheduled repayment of long-term debt	4	(16,770)	(16,694)	(65,151)	(64,175)
Prepayment of long-term debt	4	(25,800)	(57,254)	(292,443)	(92,254)
Repayment of convertible bonds	6	-	(6,426)	-	(6,426)
Net cash used in financing activities		$(77,258)	(77,844)	(501,868)	(130,176)

Net (decrease)/increase in cash and cash equivalents		(6,466)	(47,995)	1,285	(27,588)
Cash and cash equivalents at beginning of period		75,107	115,352	67,356	94,944
Cash and cash equivalents at end of period		$68,641	67,356	68,641	67,356

Specification of items included in operating activities:
Interest paid		6,172	11,082	35,404	49,233
Interest received		12	357	212	1,077

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands except shares)

				Paid-in					Non-
				Additional	Treasury	Accumulated	Translation	Other	Controlling	Total
	Note	Shares	Stock	Capital	Shares	Deficit	Differences	Reserves	Interest	Equity
Balance at January 1, 2019		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$-	$861,668
Net income/(loss) after tax						73,679			2	73,680
Other comprehensive income						224	42			265
Total comprehensive income						73,903	42		2	73,946
Cash dividends declared and paid						(28,685)				(28,685)
Purchase of treasury shares					(3,248)					(3,248)
Adjustment related to non-controlling interest									3	3
Retirement of treasury shares		(1,061,241)	(11)	(4,602)	4,612					-
Conversion of convertible bonds		4,390,025	44	26,391						26,435
Compensation related to options and restricted stock		790,571	8	2,640				(317)		2,331
Balance at December 31, 2019		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449

Balance at January 1, 2020		146,819,401	$1,468	$1,169,537	$-	$(240,165)	$73	$1,531	$5	$932,449
Net income/(loss) after tax						266,266			14	266,281
Other comprehensive income/(loss)						(141)	95			(45)
Total comprehensive income/(loss)						266,125	95		14	266,235
Cash dividends declared and paid						(214,669)				(214,669)
Conversion of convertible bonds	6	23,377,397	234	119,584						119,818
Compensation related to options and restricted stock		601,530	6	2,383				2,717		5,106
Balance at December 31, 2020		170,798,328	$1,708	$1,291,505	$-	$(188,709)	$169	$4,248	$19	$1,108,940

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2020

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on February 5, 2021 and authorized for issue on February 8, 2021.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2019. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2019 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2020 are listed below. The adoption did not have any effect on the financial statements:

o	IFRS 17 Insurance Contracts
o	Amendments to IFRS 9, IAS 39 and IFRS 7
o	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associates or Joint Venture
o	Amendments to IFRS 3 Definition of a business
o	Amendments to IAS 1 and IAS 8 Definition of material
o	Conceptual Framework Amendments to References to the Conceptual Framework in IFRS Standards

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

The below table details the Company’s shipping revenues:

$ in thousands	Q4 2020	Q4 2019	2020	2019
Time charter revenues*	63,027	23,919	182,663	57,472
Voyage charter revenues	27,965	167,916	508,375	477,595
Shipping revenues	90,992	191,835	691,039	535,068
*Time charter revenue is presented in accordance with IFRS 16 Leases, while the portion of time charter revenue related to technical management services, equaling $14.0 million in the fourth quarter of 2020, $4.1 million in the fourth quarter of 2019, $33.2 million for 2020 and $14.8 million for 2019 is presented in accordance with IFRS 15 Revenue from Contracts with Customers.

As of December 31, 2020, the Company had 27 vessels in operation; 18 vessels were on time charters and 9 vessels operating in the spot market.

Information about major customers:
For the period from October 1, 2020 to December 31, 2020 five customers represented $19.4 million, $14.0 million, $9.4 million, $7.7 million, and $7.1 million, respectively, of the Company’s revenues. The five customers in aggregate represented $57.6 million, equal to 63 percent of the total revenue of $91.0 million for the period from October 1, 2020 to December 31, 2020.

For the period from January 1, 2020 to December 31, 2020 five customers represented $78.5 million, $57.8 million, $55.4 million, $53.7 million, and $37.7 million, respectively, of the Company’s revenues. The five customers in aggregate represented $283.1 million, equal to 41 percent of the total revenue of $691.0 million for the period from January 1, 2020 to December 31, 2020.

For the period from October 1, 2019 to December 31, 2019 five customers represented $28.5 million, $28.4 million, $25.8 million, $19.8 million, and $11.8 million, respectively, of the Company’s revenues. The five customers in aggregate represented $114.3 million, equal to 60 percent of the total revenue of $191.8 million for the period from October 1, 2019 to December 31, 2019.

For the period from January 1, 2019 to December 31, 2019 five customers represented $84.1 million, $79.2 million, $73.6 million, $39.5 million, and $34.8 million, respectively, of the Company’s revenues. The five customers in aggregate represented $311.2 million, equal to 58 percent of the total revenue of $535.1 million for the period from January 1, 2019 to December 31, 2019.

Note 4 – Interest bearing debt
As of December 31, 2020, DHT had interest bearing debt totaling $450.0 million.

Scheduled debt repayments (USD thousands) and margin above Libor
	Margin	Q1	Q2-Q4
$ in thousands	above Libor	2021	2021	2022	2023	Thereafter	Total
ABN Amro Credit Facility *	2.40%	-	-	33,378	33,378	202,750	269,505
Credit Agricole Credit Facility	2.19%	676	2,027	2,703	32,433	-	37,839
Danish Ship Finance Credit Facility	2.00%	-	2,427	2,427	2,427	29,120	36,400
Nordea Credit Facility **	2.40%	-	-	-	110,933	-	110,933
Total		676	4,454	38,507	179,170	231,870	454,677
Unamortized upfront fees bank loans							(4,718)
Total interest bearing debt							449,959
* $100.0 mill. undrawn as of December 31, 2020.
** $70.3 mill. undrawn as of December 31, 2020.

ABN Amro Credit Facility
In April 2018 the Company entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders for the financing of eleven VLCCs and two newbuildings. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2020 and September 2020, the Company prepaid $57.8 million and $42.2 million, respectively, under the revolving credit facility tranche and subsequent to the prepayment, the current outstanding is repayable in quarterly installments of $8.3 million through Q2 2024 with a final payment of $186.1 with the last installment.

In June 2020, the Company prepaid $33.4 million under the ABN Amro Credit Facility. The voluntary prepayment was made for all regular installments for 2021.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015, the Company entered into a credit agreement with Credit Agricole for the financing of the DHT Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016, the Company made a voluntary prepayment of $5.0 million and in September 2020, the Company prepaid the outstanding loan totaling $12.7 million on DHT Scandinavia.
The $48.7 million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.

The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 the Company entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In April 2020 the Company agreed to a $36.4 million refinancing with Danish Ship Finance. The new loan will be in direct continuation of the existing loan and the new facility will bear interest at a rate equal to Libor + 2.00%. The facility is repayable in 10 semiannual installments of $1.2 million each from November 2020 and a final payment of $24.3 million in November 2025. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018. The credit facility is guaranteed by DHT Holdings, Inc. and borrowings bear interest at a rate equal to Libor + 2.40%. In March 2019, the Company prepaid $35 million under the revolving credit facility tranche and in November 2019, the Company prepaid the outstanding amounts on DHT Lake and DHT Raven, totaling $22.3 million. In August 2020, the Company prepaid $37.0 million under the revolving credit facility tranche and subsequent to the prepayments, the sale of the DHT Utah and DHT Utik and the delivery of DHT Stallion and DHT Colt in 2018, the current outstanding is repayable in quarterly installments of $4.2 million with a final payment of $82.3 million in the second quarter of 2023.

In September 2018 the Company secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bears the same interest rate equal to Libor + 2.40%. In connection with the prepayment of DHT Lake and DHT Raven in November 2019, the facility was reduced to $45.0 million. The current outstanding is repayable in quarterly installments of $2.25 million with a final payment of $18 million in the second quarter of 2023.

In May and November 2020, the Company prepaid $25.8 million and $25.8 million under the Nordea Credit Facility. The voluntary prepayments were made for all regular installments for 2021 and 2022, respectively.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

ABN Amro Revolving Credit Facility
In November 2016, the Company entered into a secured five-year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, the Company entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, the Company entered into an agreement with ABN to amend the repayment profile by reducing the quarterly reductions from $1.8 million to $1.3 million. Other terms and conditions remain the same.

In September 2020, the Company cancelled the ABN Amro Revolving Credit Facility.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest-bearing debt
*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Derivatives - interest rate swaps

Measurement of fair value

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of December 31, 2020, the Company has nine amortizing interest rate swaps totaling $357.1 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of December 31, 2020, the fair value of the derivative financial liability related to the swaps amounted to $23.7 million.

		Notional amount	Fair value
$ in thousands	Expires	Q4 2020	Q4 2020
Swap pays 2.987%, receive floating	Apr. 20, 2023	42,000	(2,541)
Swap pays 3.012%, receive floating	Apr. 20, 2023	42,000	(2,564)
Swap pays 3.019%, receive floating	Sept. 29, 2023	30,743	(2,131)
Swap pays 3.019%, receive floating	Sept. 29, 2023	29,829	(2,060)
Swap pays 2.8665%, receive floating	Sep. 29, 2023	46,260	(3,147)
Swap pays 2.8785%, receive floating	Jun. 30, 2023	40,673	(2,513)
Swap pays 2.885%, receive floating	Sept. 29, 2023	45,618	(3,139)
Swap pays 2.897%, receive floating	Sept. 30, 2023	40,851	(2,792)
Swap pays 3.020%, receive floating	Sept. 29, 2023	39,167	(2,786)
Total carrying amount		357,141	(23,673)

Covenant compliance
As of the date of the most recent compliance certificates submitted to the banks, the Company is in compliance with its financial covenants.

Note 5 – Vessels
The carrying values of the vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. As market value is below book value for some of our vessels, we are of the view that there was an indication of potential impairment on some of our vessels as of December 31, 2020. We have performed an impairment test using the “value in use” method as of December 31, 2020.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off hire time, is based on historical experience. The impairment test has been performed using an estimated weighted average cost of capital of 8.59%. Decreasing the weighted average cost of capital by 0.5% would decrease the impairment charge by $ 1.5 million. Increasing/decreasing the future charter rates by $500 per day would decrease/increase the impairment charge by $ 1.4 million. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test resulted in a non-cash impairment of $7.6 million in the fourth quarter of 2020.

Cost of Vessels
$ in thousands
At January 1, 2020	2,106,997
Transferred from vessels upgrades	22,964
Retirement	(8,505)
At December 31, 2020	2,121,455

Depreciation, impairment and amortization*
$ in thousands
At January 1, 2020	517,553
Depreciation and amortization	123,412
Impairment charges	12,560
Retirement	(8,505)
At December 31, 2020	645,020

Carrying Amount
$ in thousands
At January 1, 2020	1,589,444
At December 31, 2020	1,476,436

*Accumulated numbers

Cost of vessel upgrades
$ in thousands
At January 1, 2020	11,652
Additions	28,581
Transferred to vessels	(22,964)
At December 31, 2020	17,269

Carrying Amount
$ in thousands
At January 1, 2020	11,652
At December 31, 2020	17,269

Note 6 – Convertible Senior Note
In July, the Company announced that it had sent notice to redeem all of the Company’s outstanding 4.5% Convertible Senior Notes due 2021 at a price equal to 100% of the principal amount plus accrued and unpaid interest. In August, holders of $125 million, representing all of the outstanding securities, exercised their right to convert their securities into shares at a conversion price of $5.3470 per share. As a result, the Company issued 23,377,397 shares of common stock, increasing the issued and outstanding shares of common stock from 147,420,931 to 170,798,328.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at December 31, 2020	170,798,328
Numbers of shares authorized for issue
at December 31, 2020	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of December 31, 2020, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding. Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Stock repurchases
The Company did not make any share repurchases during Q4 2020.

Dividend payment

Dividend payment as of December 31, 2020:

Payment date	Total Payment	Per common share
November 25, 2020	$34.2 million	$0.20
September 2, 2020	$82.0 million	$0.48
May 26, 2020	$51.5 million	$0.35
February 25, 2020	$47.0 million	$0.32
Total payment as of December 31, 2020	$214.7 million	$1.35

Dividend payment as of December 31, 2019:

Payment date	Total Payment	Per common share
November 14, 2019	$7.3 million	$0.05
August 29, 2019	$2.8 million	$0.02
May 28, 2019	$11.4 million	$0.08
February 26, 2019	$7.1 million	$0.05
Total payment as of December 31, 2019	$28.7 million	$0.20

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $30.1 million as of December 31, 2020 consists of mainly accounts receivable with no material amounts overdue.

Note 9 – Deferred shipping revenues
Deferred shipping revenues relates to charter hire payment paid in advance. As of December 31, 2020, $16.2 million was recognized as deferred shipping revenues in the condensed consolidated statement of financial position.

Note 10 - Financial risk management, objectives and policies
Note 9 in the 2019 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent events
On January 21, 2021, the Company announced that it has entered into agreement to acquire two VLCCs built 2016 at DSME (Daewoo) for a total of $136 million. The vessels are scheduled to deliver during the first half of 2021. The Company will finance the acquisition with available liquidity and projected mortgage debt hence it is expected to be accretive to DHT’s earnings per share. The vessels were built to high specifications by their current owner and are fuel efficient, scrubber fitted Eco-designs that will further improve the DHT fleet’s efficiencies, amongst other its Annual Efficiency Ratio (AER) and Energy Efficiency Operational Index (EEOI) metrics. The Company has drawn $15 million under one of its revolving credit facilities funding the deposit for the two VLCCs.

On February 5, 2021, the Board approved a dividend of $0.05 per common share related to the fourth quarter 2020 to be paid on February 25, 2021 for shareholders of record as of February 18, 2021.